UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer))

CYTODYN INC.

(Name of Filing Persons (Issuer))

Convertible Promissory Notes issued April 30, 2015 – May 15, 2015

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael D. Mulholland

Chief Financial Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Phone: (360) 980-8524

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Phone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$4,045,464	$470.09

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee, pursuant to Rule 0-11 under the Securities and Exchange Act of 1934. The calculation is based upon the value of the Eligible Notes to be received by the Company in the Offer. Because there is no market for the Eligible Notes, the value is based upon the book value of the Eligible Notes, computed as of July 31, 2015, in accordance with Rule 0-11(a)(4).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $470.09	Filing Party: CytoDyn Inc.
Form or Registration No.: Schedule TO	Date Filed: August 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by CytoDyn Inc. (the “Company”) on August 24, 2015, as amended on September 10, 2015 (collectively, the “Tender Offer Statement”). This Amendment is the final amendment to the Tender Offer Statement, in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Tender Offer Statement related to the Company’s tender offer (the “Exchange Offer”) to exchange certain of its outstanding convertible promissory notes issued between April 30, 2015 and May 15, 2015 (“Eligible Notes”) for (i) the issuance of restricted shares of its common stock (“Common Stock”), at a reduced conversion price of $0.675 per share, in settlement of the balance of principal and accrued interest on the Eligible Notes, and (ii) the amendment of the related warrants to purchase common stock (“Eligible Warrants”), to reduce the exercise price thereof to $0.675 per share. The offer price represented a 10% discount to $0.75 per share, which is the current conversion/exercise price of the Eligible Notes and Eligible Warrants held by persons not participating in the Exchange Offer. The Exchange Offer was made upon the terms and subject to the conditions set forth in the Offer to Exchange and Election Form previously mailed to eligible holders and included as exhibits to the Tender Offer Statement.

At 11:59 P.M. (Eastern time) on September 21, 2015, the offering period and withdrawal rights for the Exchange Offer expired. Upon completion of the Exchange Offer, an aggregate of approximately $2.7 million in outstanding principal amount of Eligible Notes had been validly tendered and not withdrawn in the Exchange Offer. Accordingly, the Company (i) is instructing its transfer agent to issue an aggregate of 4,095,009 shares of Common Stock to participants in the Exchange Offer and (ii) has reduced the exercise price of the Eligible Warrants held by such participants (to purchase an aggregate of 718,328 shares of Common Stock) to $0.675 per share, as evidenced by the Election Forms returned by such participants in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2015	CytoDyn Inc.

	By:	/s/ Michael D. Mulholland
	Name:	Michael D. Mulholland
	Title:	Chief Financial Officer